EXHIBIT 1


                                                       No.MTNL/SECTT/Director/04
                                                               December 15, 2004


The Secretary,
Delhi/Mumbai/Calcutta/Madras/
National Stock Exchanges/
NYSE

                      Sub: Changes in Directorship of MTNL.
                                     * * * *

Dear Sir,

We write to inform you that the following changes have taken place in the directorship of the company:-

i) Dr.J.S. Sarma, Govt. Director, has ceased to be the director on the Board of MTNL w.e.f. 1.12.04.

ii) Shri Kuldip Singh, an Officer of ITS Group 'A' has joined as Director(Tech) on the Board of MTNL w.e.f. 9.12.04.

iii) Shri R.L. Dube, ED(Mumbai)-MTNL and ex-officio director-MTNL, has ceased to be the director on the Board of MTNL w.e.f.13.12.04.

Thanking you,

                                         Yours faithfully,

                                         /s/  S.C. Ahuja
                                         --------------------------
                                         (S.C. AHUJA)
                                         COMPANY SECRETARY